IN THE UNITED STATES DISTRICT COURT
             FOR THE NORTHERN DISTRICT OF ALABAMA
                       SOUTHERN DIVISION


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BIG B, INC.,

        Plaintiff and Counterclaim-Defendant,

                  -against-

REVCO D.S., INC. and RDS ACQUISITION INC.,
                                                        Civil Action No.

        Defendants and Counterclaim-Plaintiffs,         CV-96-AR-2496-S

                 -against-

ANTHONY J. BRUNO, VINCENT J. BRUNO,
JAMES A. BRUNO and ARTHUR M. JONES, SR.,

        Additional Counterclaim-Defendants.

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                   RESPONSE IN OPPOSITION TO
                   BIG B'S MOTION TO REMAND
                   ------------------------


          Defendants and counterclaim-plaintiffs Revco D.S., Inc. and RDS Acquisition Inc. (collectively, "Revco") submit this response in opposition to the motion of plaintiff and counterclaim-defendant Big B, Inc. ("Big B") to remand this case to the State Court from which it was removed.<F1>


--------------------
[FN]

<F1>  Citations to Big B's Memorandum Brief in Support of
Plaintiff's Motion to Remand will be in the form "Big B
Mem. at __."

          Big B's motion to remand is a transparent attempt to delay this Court's resolution of Revco's pending motion for a preliminary injunction.<F2> In fact, Big B's entire strategy is one of delay. Big B adopted a facially illegal Poison Pill for the explicit purpose of delaying the consummation of Revco's tender offer for all outstanding shares of Big B common stock (the "Offer"). Now, despite having filed a Complaint seeking declaratory and emergency injunctive relief, Big B does an about- face and argues that it needs more time, and, to support that argument has filed this baseless Motion for Remand.

          The purported basis for Big B's motion is Big B's assertion that "[t]he $50,000 amount in controversy requirement is not satisfied in this case." Motion to Remand
P. 4. As we demonstrate below, Revco has plainly met its burden of "'prov[ing] by a preponderance of the evidence that the amount in controversy more likely than not exceeds the $50,000 jurisdictional requirement.'" Earnest v. General Motors Corp., 923 F. Supp. 1469, 1471 (N.D. Ala. 1996)
(quoting Tapscott v. MS Dealer Service Corp., 77 F.3d 1353, 1357 (11th Cir. 1996)).<F3>





--------------------

[FN]

<F2>  We note in passing that the additional counterclaim-
defendants, Messrs. Anthony J. Bruno, Vincent J. Bruno,
James A. Bruno and Arthur M. Jones, Sr., have not joined in Big B's motion to remand or in Big B's opposition to Revco's request for an expedited hearing.

<F3>  Big B mistakenly asserts that Revco must show
"'to a legal certainty that [Big B's] claim must exceed $50,000.'" Big B Mem. at 7 (quoting Shelly v. Southern Bell Telephone & Telegraph Co., 873 F. Supp. 613, 615 (M.D. Ala.
1995) (quoting Burns v. Windsor Ins. Co., 31 F.3d 1092, 1095 (11th Cir. 1994))). As the Eleventh Circuit explained in Tapscott, the Burns standard is applicable only "where a plaintiff has specifically claimed less than the jurisdictional amount", thus willingly foregoing any additional damages to which the plaintiff might be entitled. Tapscott, 77 F.3d at 1356.

          Big B's Complaint, and Revco's Counterclaims, seek declaratory and injunctive relief. "In actions seeking declaratory or injunctive relief, it is well established that the amount in controversy is measured by the value of the object of the litigation." Hunt v. Washington State Apple Adv. Comm'n, 432 U.S. 333, 347 (1977); see also Occidental Chem. Corp. v. Bullard, 995 F.2d 1046, 1047 (11th Cir. 1993). Big B
admits this much. Big B Mem. at 4. Big B's subsequent assertions, to the effect that the value of the object of this suit is less than $50,000, are simply incredible.

          Big B states that the object of this suit is whether the Poison Pill "is valid and lawful and was adopted in full conformance with applicable Alabama law" (Big B Mem. at 2), but argues that the object of this suit does not include the adverse effects of the Poison Pill on Revco. Id. at 4. As Revco's Answer, Counterclaims and motion for a preliminary injunction all demonstrate, this suit involves, at a minimum, whether Big B may interfere with Revco's rights as a shareholder of Big B and impede Revco's tender offer for all outstanding shares of Big B common stock (the "Offer") by adopting the Poison Pill.

          First, even accepting, for the moment, Big B's erroneous interpretation of the "object" of this litigation, it is clear from the face of the Complaint that the jurisdictional amount has been met. Big B asserts that the Rights issued under the Poison Pill "have no independent monetary value, unless and until such time as an event occurs in the future." Big B Mem. at 2.<F4> However, those Rights must have some value in Big B's eyes since the Poison
Pill provides that "the Big B Board of Directors is entitled to redeem the Rights at a price of $0.01 per Right" (Complaint
P. 12).<F5> Even using this "peppercorn" valuation, the Rights, which are to be issued as "a dividend distribution of one
Right for each outstanding share of Big B common stock" (Complaint P. 8), have a value of at least $220,103.10.<F6> This Court should retain jurisdiction even under Big B's interpretation of "object" of this litigation.

          Second, Big B's argument is incorrect as the object of this lawsuit plainly includes both the poison pill and its effect on Revco's Offer. In fact, Big B's own Complaint makes clear that Revco's interpretation of the object of this litigation is correct. Big B admits that it adopted its Poison Pill in order to prevent Revco's Offer from proceeding (Complaint P. 5), and that it filed its Complaint against Revco because it believed that Revco would challenge Big B's efforts to impede the Offer (Complaint P. 15).







--------------------
[FN]

<F4>  Big B also suggests that any value the Rights
may have is not part of the amount in controversy here because "the rights belong to the individual shareholders of Big B." Big B Mem. at 2. However, since Big B has brought suit seeking a declaration regarding the validity and legality of those Rights, it should not be heard to argue that the value of these Rights, created and distributed to its shareholders by Big B, is not in controversy here.


<F5>  Surely, Big B is not prepared to argue to this
Court that its Directors have authorized the payment of legal fees (and other expenses) for the drafting of the Poison Pill and the filing of this lawsuit all to the end of adopting and declaring the lawfulness of something of no value.

<F6> Big B alleges that it has 22,010,310 shares of
common stock outstanding. Complaint P. 1.

          Nor does Big B's purported legal support help its analysis. Big B discusses at length Healy v. Ratta, 292 U.S. 263 (1934), to support its argument that the Offer is not part of the object of this suit. Big B suggests that the effect of the Poison Pill on Revco's tender offer is only collateral or conjectural and is, therefore, not part of the object of this suit. Big B is wrong. Big B's quotation from Healy (Big B Mem. at 5) intentionally omits language (by replacing it with ellipses) indicating that the Court was excluding from the object of that suit "the collateral effect of the decree, by virtue of stare decisis, upon other and distinct controversies". Healy, 292 U.S. at 267 (emphasis added). As the full quotation makes clear, all Healy stands for is the unremarkable proposition that the uncertain possibility of future lawsuits raising the same issue of law should not be considered part of the object of a given lawsuit. The effect of the Poison Pill upon Revco's tender offer is not the type of "collateral effect" to which the Court was referring. Rather, the effect of the Poison Pill on Revco's Offer is part and parcel of the object of this litigation.<F7>

          Third, Big B argues that "[t]he value of the cause of action or the amount in controversy is determined from the plaintiff's point of view" (Big B Mem. at 3) (citations omitted). Big B is wrong. As Revco noted in its Notice of Removal (at 3), "[t]he purpose of an amount in controversy requirement is to ensure the substantiality of the suit itself, not solely the amount which the plaintiff stands to recover." 1 J. Moore, Moore's Federal Practice P. 91[1] at 819 (2d ed. 1996).





--------------------

[FN]

<F7> That Big B seeks a declaratory judgment
against Revco should make this abundantly clear.

          Big B further asserts that Duderwicz v. Sweetwater Sav. Ass'n, 595 F.2d 1008 (5th Cir. 1979), supports its argument that the amount in controversy is limited to the amount the plaintiff can recover. Big B is wrong. The Duderwicz Court plainly stated that "the value of the matter in controversy is measured not by the monetary judgment which the plaintiff may recover, but by the judgment's pecuniary consequence to those involved in the litigation". Id. at 1014 (emphasis added).<F8> Judge Nelson recently reiterated this point. In Earnest v. General Motors Corp., 923 F. Supp. 1469 (N.D. Ala. 1996), Judge Nelson stated that "federal jurisdiction is established if the value of the equitable relief demanded exceeds the jurisdictional threshold," and that "[t]he value of the equitable relief is measured by the pecuniary consequence to those involved in the litigation." Id. at 1473 (emphasis added).<F9>






--------------------

[FN]

<F8>  Big B also implies that Hunt, 432 U.S. 333 (1977),
stands for the proposition that only the value to the plaintiff may be considered. What Big B fails to note, however, is the posture of Hunt. In Hunt, the plaintiff organization brought suit against the Governor of North Carolina and others, challenging the constitutionality of a North Carolina statute. The Court held that the object of the suit was "the right of the individual Washington apple growers and dealers to conduct their business affairs . . . free from the interference of the challenged statute." Id. at 347. Nothing in the Court's opinion suggests that the result would have been any different if the State of North Carolina had instead beat the plaintiff organization to the courthouse door by filing a suit against that organization seeking a declaration that the North Carolina statute was lawful. Similarly, here, the value of the object of this suit cannot be made to depend upon whether Big B or Revco was the first to file suit.

<F9>  It is common practice for federal courts to
entertain motions for equitable relief on the basis of diversity jurisdiction where the legality of poison pills is challenged. See, e.g., Clarendon Group, Ltd. v. Smith Laboratories, Inc., 741 F. Supp. 1449 (S.D. Cal. 1990); Avon Products, Inc. v. Chartwell Assoc. L.P., 1990 WL 422416 (S.D.N.Y. Mar. 1, 1990); R.D. Smith & Co., Ltd. v. Preway Inc., 644 F. Supp. 868 (W.D. Wis. 1986); Amalgamated Sugar Co., LLC v. NL Indus., Inc., 644 F. Supp. 1229 (S.D.N.Y.
1986).

          The law of this circuit clearly states that the value of equitable relief upon which the jurisdictional amount is determined is calculated by measuring the pecuniary consequence of the judgment to all those involved in the litigation. As set forth in Revco's Notice of Removal, the pecuniary consequences to Revco include the value of the Offer, which has an announced equity value of approximately
$330 million.<F10> Furthermore, the object of this suit includes whether Big B may unlawfully impede Revco's Offer by adopting the Poison Pill. Regardless of how the Court values that object, it clearly exceeds the jurisdictional amount.

          In light of the foregoing, Revco respectfully requests that the Court deny Big B's motion to remand.



                                  -------------------------------
                                      Hobart A. McWhorter, Jr.




                                  -------------------------------
                                       Philip J. Carroll, III

--------------------

[FN]

<F10>  Even if Weeks v. American Dredging Co., 451 F.
Supp. 464 (E.D. Pa. 1978), which Big B cites as holding that the amount in controversy is not measured by the amount of the tender offer, were correctly decided, and even if this Court were to follow Weeks, the jurisdictional amount would be met. In Weeks the court rejected the idea of using the value of the tender offer, and chose instead to use the value of the shares held by the tender offeror. See id. at 466-67. Revco owns 1,190,000 shares of Big B common stock. Valuing these shares at the Offer price of $15 per share, which Big B believes is an undervaluation, it is clear that the jurisdictional amount is exceeded.

                                  -------------------------------
                                          Matthew A. Aiken


                                     Attorneys for Defendants
                                    and Counterclaim-Plaintiffs
                                       Revco D.S., Inc. and
                                       RDS Acquisition Inc.


OF COUNSEL:
BRADLEY, ARANT, ROSE & WHITE
P.O. Box 830709
Birmingham, Alabama 35283-0709
(205) 521-8000

Rory O. Millson
Julie A. North
CRAVATH, SWAINE & MOORE
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

                    CERTIFICATE OF SERVICE
                    ----------------------


          I hereby certify that I have this date served the foregoing on Kaye H. Turberville, Esq., Sirote & Permutt, P.C., 2222 Arlington Avenue South, Birmingham, Alabama 35255 by delivering a copy of same to her on this day ____ of October, 1996.




                                  -------------------------------
                                             OF COUNSEL